American Commercial Lines Inc.
1701 East Market Street
Jeffersonville, Indiana 47130
October 4, 2005
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Commercial Lines Inc. Registration Statement on Form S-1 (File No. 333-126696), as amended
     Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Commercial Lines Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 3:00 p.m., Washington, D.C. time, or as soon thereafter as practicable, on October 6, 2005.
     The undersigned hereby acknowledges on behalf of the Company that as of the date hereof:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, AMERICAN COMMERCIAL LINES INC.
By:	/s/ Lisa L. Fleming
Lisa L. Fleming
Senior Vice President, Law & Administration